Exhibit 99.4

CENOVUS ENERGY INC.

Supplemental Financial Information (unaudited)

Exhibit to the September 30, 2019 Interim Consolidated Financial Statements

Consolidated Interest Coverage Ratios

The following financial ratios are provided by Cenovus Energy Inc. (the “Company”) in connection with the offering of common shares, debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and/or units of the Company by way of base shelf prospectus dated September 19, 2019. These ratios are based on the Company's consolidated financial statements that are prepared in accordance with International Financial Reporting Standards, which are generally accepted in Canada.

Interest coverage ratios for the twelve months ended September 30, 2019 (1)

(times)
Net earnings available for all interest bearing financial liabilities (2)	(0.5)x
Net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities (3)	(1.9)x
(1)

The Company adopted IFRS 16, “Leases”, effective January 1, 2019 using the modified retrospective approach; therefore, information for the three month period ended December 31, 2018 has not been restated while borrowing costs of $59 million for the nine month period ended September 30, 2019 related to lease liabilities have been included in the calculations.

(2)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities (including lease liabilities); divided by borrowing costs on all interest bearing financial liabilities (including lease liabilities).

(3)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities (including lease liabilities) before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all interest bearing financial liabilities (including lease liabilities).

The Company believes the interest coverage ratio based on net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.